Exhibit 99.1

Transformational 600MW connection agreement with AEP Texas,
increasing power capacity to 765MW (~22 EH/s1)

8% increase in average operating hashrate to 804 PH/s

Key highlights

•	600MW binding connection agreement executed with AEP Texas and $19m security deposit and connection fee paid:

o	Company’s power capacity expected to increase from 165MW (4.7 EH/s) to 765MW (~22 EH/s1)
o	>300 acre freehold site (100% owned), with direct grid access located in the renewables heavy Panhandle region of Texas, USA
o	15 EH/s2 (~530MW) execution plan for previously secured miners now clear
■	~10 EH/s expected by early 2023
■	15 EH/s by 2023 will represent a >18x increase in hashrate and Bitcoin mined[3] when installed

•	Operations:

o	804 PH/s average operating hashrate in January (+8% increase)
o	126 Bitcoin mined (+1% increase), generating monthly operating revenue of US$5.0 million
o	Welcomed new hires across corporate and operations in Australia and North America to support the Company’s accelerating growth and development activities

•	Construction:

o	Construction ahead of schedule at Mackenzie (1.5 EH/s, 50MW – BC, Canada) with commissioning for the first 9MW now anticipated in early Q2 2022
o	Full site grading and civil works underway at Prince George (2.4 EH/s, 85MW – BC, Canada). Foundation work for the data center buildings expected to commence by March 2022

•	Development:

o
Development works continued across additional sites in Canada, the USA and Asia-Pacific, which are expected to support an additional >1GW of aggregate power capacity and are expected to be capable of powering growth well beyond the Company’s 15 EH/s2 of secured miners (~530MW) and 765MW of announced power capacity

Corporate update

Iris Energy continues to accelerate its growth and development activities across all key geographies. In support of this rapid growth, the Company recently welcomed new permanent and interim hires across corporate (people and culture, finance / accounting, business development) and operations (procurement) in Australia and North America.

1 Equivalent hashrate potential for the power capacity assuming installation of Bitmain S19j Pro miners.
2 In addition to 0.8 EH/s currently operating, 14.4 EH/s of aggregate nameplate hashrate capacity has been secured through binding contracts for future delivery of miners.
3 Assuming constant network difficulty and transaction fees.

600MW connection agreement with AEP Texas (~17 EH/s potential1, 600MW) – Texas, USA

Iris Energy executed a transformational 600MW connection agreement with AEP Texas for a new specialized data center site on its >300 acre freehold land (100% owned) in the renewables heavy Panhandle region of Texas, USA.

The connection agreement secures 600MW (~17 EH/s potential1) capacity via on-site 345kV transmission infrastructure, with key utilities including high speed fiber located in close proximity to the site boundary. Project permitting, design and construction planning are progressing with existing global engineering and construction partners.

Importantly, the Company’s entry into the renewables heavy Panhandle region of Texas is consistent with our strategy of targeting markets with abundant and/or under-utilized renewable energy as well as providing potential opportunities to support the local energy market through the provision of flexible load, demand response and other ancillary services.

The new site is expected to increase the Company’s power capacity from 165MW (4.7 EH/s) to 765MW (~22 EH/s1) and provides a clear execution plan for the Company’s 15 EH/s2 of secured miners at 100% owned and operated data center facilities (~10 EH/s expected by early 2023).

Site plan – Panhandle, Texas (17 EH/s potential1, 600MW)

Canal Flats update (0.8 EH/s, 30MW) – BC, Canada

Canal Flats (100% renewable operations since inception4) hashrate capacity has been increased to 0.8 EH/s after exceeding the previously announced site capacity of 0.7 EH/s.

The project achieved monthly average operating hashrate of 804 PH/s in January 2022 (vs. 748 PH/s in December 2021), an increase of 8%. The 8% increase in hashrate was driven by the installation of new latest generation hardware (1,230 Bitmain S19j Pro) to replace existing lower efficiency hardware.

This enabled 126 Bitcoin to be mined during the month (+1% increase), generating monthly operating revenue of US$5.0 million.

The latest round of new hardware installations brings the average nameplate efficiency of the Company’s miners operating at Canal Flats to ~31W/TH.

See Canal Flats site tour video at https://youtu.be/-tld2Hw0AqM.

4 Currently 98% directly from renewable energy sources; 2% from purchase of RECs.

Specialized data center at Canal Flats (0.8 EH/s, 30MW)
Operating miners at Canal Flats

Mackenzie update (1.5 EH/s, 50MW) – BC, Canada

Construction continues to progress at the Company’s site in Mackenzie, with the internal fit out of the first data center building well advanced. Other major milestones for the month included finishing the foundations for the substation and completion of manufacturing of the main power transformer which is currently being transported to site.

The first 0.3 EH/s (9MW) is now ahead of schedule with commissioning expected in early Q2 2022. The full ramp up to 1.5 EH/s (50MW) is still expected during Q3 2022.

Upon completion, the specialized data centers are expected to power an additional ~15,000 Bitmain S19j Pro miners (already secured) generating 1.5 EH/s of incremental hashrate and adding approximately 15 direct full-time local jobs in Mackenzie.

Construction at Mackenzie (1.5 EH/s, 50MW)

Main power transformer loaded for rail transport to Mackenzie

Prince George update (2.4 EH/s, 85MW) – BC, Canada

Full site grading and civil works are in progress at the Company’s site in Prince George, readying the site for the commencement of foundation work for the data center buildings by March.

The first 1.4 EH/s (50MW) remains on track to be energized by the end of Q3 2022 with the additional 1.0 EH/s (35MW) anticipated to come online in 2023.
Upon completion, the specialized data centers are expected to power an additional ~25,000 Bitmain S19j Pro and S19j miners (already secured) generating 2.4 EH/s of incremental hashrate and adding approximately 20 direct full-time local jobs in Prince George.

Site grading at Prince George (2.4 EH/s, 85MW)

Site grading at Prince George (2.4 EH/s, 85MW)

Community engagement

In addition to targeting markets with abundant and/or under-utilized renewable energy, Iris Energy seeks to partner with the local communities in which we operate.

Iris Energy has committed to an annual contribution of C$500,000 to four indigenous Ktunaxa First Nations communities who are the traditional landowners of our first 30MW operating site in Canal Flats (BC, Canada). The Company will continue to engage with the First Nations communities at Canal Flats as well as its two additional BC sites in Mackenzie and Prince George to deepen these relationships in several areas, including by providing employment and training opportunities.

Iris Energy is proud to continue to support, and provide funding to, local sporting teams and emergency services groups.

Furthermore, the Company is pleased to announce that it will be implementing an annual community grants program where the community will be involved in determining where the available grant funding will be deployed. Further updates on this new development will be provided in due course.

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which are expected to support an additional >1GW of aggregate power capacity and are expected to be capable of powering growth well beyond the Company’s 15 EH/s2 of secured miners (~530MW) and 765MW of announced power capacity.

Further details will be provided in due course including as and when development sites transition to the construction phase.

Operating and Financial Results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate increased 8% in January 2022, attributable to the installation of new latest generation hardware to replace existing lower efficiency hardware.

Revenue decreased from December 2021 due to macro factors, i.e., a decrease in the average Bitcoin price (from ~US$50k to ~US$41k) and an increase in the network difficulty (average implied global hashrate increased from 169 EH/s to 180 EH/s). These macro factors were partially offset by the 8% increase in the Company’s average operating hashrate.

Operating*	Nov-21	Dec-21	Jan-22
Operating renewable power usage (MW)	23	26	27
Avg operating hashrate (PH/s)	657	748	804
* Reflects actual recorded operating power usage and hashrate (not nameplate). Note: 30MW nameplate capacity is higher than actual operating power usage at Canal Flats due to features of the Company’s specialized data center design which utilizes variable speed fans to reduce power consumption during cooler months, as well as the Company maintaining a buffer within its infrastructure capacity that can be also directed to other site uses (e.g. in-house fabrication shop at Canal Flats is currently operating as Iris Energy has the advantage of saving time and costs by internally constructing certain components for its expansion sites).

Financial (unaudited)	Nov-21	Dec-21	Jan-22
Bitcoin mined*	113	124	126
Mining revenue (US$'000)[5]	6,593	6,170	5,015
Electricity costs (US$'000)[5]	822	945	970
Revenue per Bitcoin (US$)	58,328	49,700	39,935
Electricity costs per Bitcoin (US$)	7,275	7,612	7,727
* Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).

Miner Shipping Schedule	Hardware	Units	PH/s (incremental)	PH/s (cumulative)
Operating (January 2022)	S19j Pro / Other[6]	8,539	804	804
Inventory – in transit	S19j Pro / S19j	2,605	245	1,049
Inventory – pending deployment	S19j / Other[7]	7,337	634	1,683
Q1 2022	S19j Pro / S19j	9,126	881	2,564
Q2 2022	S19j Pro / S19j	11,660	1,119	3,683
Q3 2022	S19j Pro / S19j	7,063	659	4,342
Q4 2022	S19j Pro / S19j	27,973	2,781	7,123
Q1 2023	S19j Pro	26,577	2,658	9,781
Q2 2023	S19j Pro	26,765	2,676	12,457
Q3 2023	S19j Pro	26,952	2,695	15,152
Total		154,597	15,152

Site Overview	Capacity (MW)	Capacity (EH/s)	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	50	1.5	Q2-Q3 2022	Under construction
Prince George (BC, Canada)	50	1.4	Q3 2022	Under construction
	35	1.0	2023	Under construction
Panhandle (Texas, USA)	100	3.0	Q4 2022[8]	Under construction
	265	7.5	2023	Under construction
Total (miners secured)	530	15.2
Panhandle (Texas, USA)	235	~7[1]		Potential capacity
Total (potential expansion)	765	~22[1]

5 Monthly U.S. dollar values shown have been translated from Australian dollars (A$) at the noon buying rate of the Federal Reserve Bank of New York on the last working day of each month. The rate applied for January 2022 is A$1 to US$0.6998.
6 Includes mix of lower efficiency hardware, which is estimated to represent less than 2.5% of the operating 804 PH/s.
7 Includes mix of lower efficiency hardware.
8 Data center buildings targeted for completion by end of 2022; energization of data centers targeted for Q1 2023.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports local communities, as well as the decarbonization of energy markets and the global Bitcoin network.

•	Focus on low-cost renewables: Iris Energy targets entry into regions where there are low-cost, abundant and attractive renewable energy sources, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy owns its electrical infrastructure and data centers, providing security and operational control over its assets. Iris Energy also focuses on grid-connected power access which helps to ensure it is able to utilize a reliable, long-term supply of power

•	Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers

Forward Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and the Company’s business plan. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional capital; competition; bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co

To keep updated on Iris Energy’s news releases and SEC filings, please subscribe to email alerts at https:// investors.irisenergy.co/ir-resources/email-alerts.